Mail Stop 3561

May 28, 2009

By U.S. Mail and facsimile to (609) 730-0404

Mark R. Draper
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, NJ 08534

> **Re:** **Ocean Power Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 28, 2008**
> **File No. 001-33417**

Dear Mr. Draper:

We have reviewed your response dated April 30, 2009 to our comment letter and have the following additional comments. Please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

General

1. We remind you that the three acknowledgments requested in the closing comments of this letter must be provided by an officer of the registrant, and not by counsel to the registrant on the registrant's behalf.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44</u>

2. We note your response to comment one in our letter dated April 2, 2009. Please also discuss economic factors relevant to your company and the challenges and risks to your business, such as the recent global economic downturn.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 12</u>

<u>Compensation Discussion and Analysis, page 12</u>

<u>Components of Our Executive Compensation Program, page 13</u>

<u>Equity Awards, page 14</u>

3. We note your response to comment 13 in our letter dated April 2, 2009. It appears that some of the criteria you use may involve targets, such as growth in revenues, meeting budgeted performance, and expansion of customer, strategic partner, and employee base. You have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your named executive officers to earn their annual equity awards in 2008. Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert A. Schwed, Esq.
        Via facsimile to (212) 230-8888